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                                                                    Exhibit 13.1
                              [IVANHOE MINES LOGO]

                              www.ivanhoemines.com










IVANHOE MINES LTD.


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                                                                  [IVANHOE LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

On December 31, 2000, in a transaction valued at $43 million, the Corporation acquired all of the outstanding shares of ABM. Part of the $43 million proceeds involved the issuance by the Corporation of 50,322,533 common shares. Reference is made to Note 4 of the Corporation's consolidated financial statements for the year ended December 31, 2000. Only the assets and liabilities of ABM have been included in the Corporation's consolidated financial statements for the year ended December 31, 2000. The operations of ABM will be consolidated in the Corporation's financial statements starting in 2001.

Ivanhoe Mines experienced a consolidated net loss for the year ended December 31, 2000 of $17.9 million or $ 0.24 per share, compared with a consolidated net loss of $7.6 million or $0.10 per share in 1999. The higher net loss is mainly attributable to write downs in the Corporation's shares of Emperor Mines Limited ($4.6 million) and in the Corporation's Asian exploration mineral properties ($6.4 million).

The operating cash flow deficit, before changes to non-cash working capital items, was $1.9 million compared with $2.8 million in 1999. The bulk of the $0.9 million increase in cash flow is attributable to increased copper revenue.

Working capital at December 31, 2000 was $25.8 million, including cash of $40.4 million, compared with working capital of $49.1 million and cash of $50.8 million at the end of 1999.

Consolidated long-term debt and loans payable to related parties, net of current portion, was $75.7 million, which represents 24% of total liabilities and shareholders' equity.



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                                                                  [IVANHOE LOGO]

RESULTS OF OPERATIONS
FINANCIAL DATA


                                                                                               December 31,
                                                                                           --------------------
($ in millions, except per share data)                                                     2000            1999
                                                                                           ----            ----
Deficit and cash flow
    Revenue                                                                                 22.5           20.6
    Mine operating income (after depreciation, before inventory allowances)                 10.0            7.2
    Net Loss                                                                                17.9            7.6
    Operating Cash (Deficit)                                                                (1.9)          (2.8)
    Loss per share                                                                          0.24           0.10

Capital Expenditures and Investments
    Capital expenditures                                                                     2.7            3.7
    Acquisitions of subsidiary and investments                                             (0.2)            0.6
    Cash acquired on acquisition of subsidiary                                               1.6              -

Balance Sheet
    Cash                                                                                    40.4           50.8
    Working capital                                                                         25.8           49.1
    Total assets                                                                           316.4          206.2
    Long-term debt, less current portion                                                    75.7           37.5
    Shareholders' equity                                                                   177.9          154.3
    Debt to equity ratio                                                                    0.78           0.34
    Common shares outstanding (millions)                                                   124.8           74.4

REVENUES & OPERATING PROFIT

In 2000, the Corporation's share of revenue from it's 50%-owned S&K Mine in Myanmar was $22.5 million compared with $20.6 million in 1999. The bulk of the 9% increase in revenue is the net result of a 19% increase in copper prices offset by a 9% reduction in the amount of copper sold. Copper sales averaged $0.82 per pound in 2000 compared to $0.69 per pound in 1999.

During 2000, the S&K Mine produced 26,711 tonnes of copper compared with 26,738 tonnes in 1999. The copper sold in 2000 was all produced during the year, while sales for 1999 included unsold 1998 production inventory of 2,564 tonnes.

The net increase in copper sales resulted in improved mine operating income (after depreciation, before inventory allowances) in 2000 of $10.0 million compared to $7.2 million in 1999.

During 2000, the S&K Mine experienced some unfavourable copper solution recoveries as a result of clay bearing material being stacked on the leach heaps. The ultimate copper recoveries from the various heap cells containing this clay bearing material is presently uncertain. Therefore, the S&K Mine has written down the value of its heap inventory by $4.4 million (net $2.2 million to the Corporation). Beginning in the fourth quarter of 2000, Ivanhoe Mines was successful in controlling the recovery problems caused by the clay bearing material by blending regular and clay bearing ore and separating the clay. Management is confident that the recovery problems caused by the clay bearing material are under control and does not expect to take any further inventory write-downs as a result.



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                                                                  [IVANHOE LOGO]

Political unrest in Fiji during 2000 contributed to a further deterioration in the equity market conditions for Emperor Mines Limited. Accordingly the Corporation made an impairment provision of $4.6 million against its investment in Emperor Mines Limited.

In the fourth quarter of 2000, the Corporation made a strategic decision to concentrate its future exploration efforts in Korea, Mongolia and Myanmar. As a result, previously capitalized exploration expenditures in Indonesia and Thailand totalling $6.4 million were written down. The 1999 write-down of $0.5 million was related to the Corporation's investment in the Bakyrchik gold project in Kazakhstan.

Bakyrchik remained on care and maintenance status throughout the year 2000. The Corporation was able to reduce its maintenance costs from $3.2 million in 1999 to $2.5 million in 2000.

Exploration costs decreased from $6.0 million in 1999 to $5.3 million in 2000. During 2000 and 1999, exploration expenditures were allocated as follows:

                                              2000              1999
                                              ----              ----
Indonesia & Thailand                           42%               84%
Korea                                          37%                8%
Myanmar                                         7%                8%
Mongolia                                       14%                 -
                                              ----              ----
                                              100%              100%


Other income decreased from $1.9 million in 1999 to $1.2 million in 2000. A $1.3 million reversal of a previous Kazakhstani withholding tax provision made up the majority of the 1999 balance. The majority of the $1.2 million balance earned in 2000 resulted from the Corporation's receipt of the final instalment of common shares of Olympus Pacific Minerals Inc. issuable as part of the purchase price from the 1997 sale by the Corporation to Olympus of its Vietnam exploration properties.

In 2000, the Corporation experienced a foreign exchange loss of $0.7 million compared to a foreign exchange gain of $1.5 million in 1999. In both years, the foreign exchange gains and losses were related to the fluctuation of the Canadian dollar against the U.S. dollar and its impact on Canadian money market funds held by the Corporation.

The Corporation adopted a new accounting standard for future income tax liabilities commencing in the first quarter of 2000. Under the new standard, the Corporation adjusts its tax liability account to reflect new developments such as tax rate changes and legislated amendments by charging current earnings. In 2000, the Corporation recorded a $7.6 million future income tax asset and a $12.4 million future income tax liability resulting in a $4.8 million decrease in the net assets of the Corporation. This change resulted in a $0.7 million decrease in the net loss for 2000.

FINANCIAL POSITION AND LIQUIDITY

OPERATING CASH FLOW

Higher copper revenues from the S&K Mine were the main contributor to the improvements in the Mine's operating cash flow in 2000 over 1999.

INVESTING ACTIVITIES

On December 31, 2000 the Corporation acquired all of the outstanding shares of ABM in a transaction valued at $43 million. ABM is engaged in the operation of an iron ore mine and integrated pellet production facilities in Tasmania, Australia, and plans to re-develop an iron ore mine and integrated pellet production facilities in Norway.



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                                                                  [IVANHOE LOGO]

Capital expenditures totalling $2.7 million in 2000 and $3.7 million in 1999 consisted primarily of expansion and construction programs at the S&K Mine.

The $1.6 million subsidiary acquisition balance in 2000 represents the ABM cash acquired at December 31, 2000 less the Corporation's acquisition costs related to the acquisition.

FINANCING ACTIVITIES

S&K Mine, Myanmar

The S&K Mine is the first phase of the development of the Monywa copper project in Myanmar. The project, a 50/50 joint venture between the Corporation and a Myanmar state owned company, is consolidated by the Corporation on a proportionate basis. In 2000, the S&K Mine initiated a series of plant modifications at the Mine designed to raise annual production to approximately 29,500 tonnes by March 2003. The modifications are being funded from the Mine's cash flow. The Corporation's share of the estimated S&K Mine capital expenditures in 2001 is $3.9 million.

The S&K Mine reduced its bank loan by $15 million ($7.5 million net to the Corporation) in 2000. In 1999, the Corporation's share in the S&K Mine's increase in loan facility totalled $4.9 million.

Savage River Mine, Tasmania

The Corporation plans to increase its annual iron ore pellet sales from Savage River from 2.1 million tonnes in 2000 to approximately 2.8 million tonnes by 2003. In order to increase production capacity, the Corporation plans to spend approximately $35 million between 2001 and the end of 2002 on various project expansion initiatives. Major items include south deposit crusher construction, preproduction development of the south deposit, engineering and construction of an expansion of the concentrator grinding section, grinding mill gears and pinion upgrade of tailings water return, concentrator and pellet plant control system upgrade, rebricking of No.4 pellet furnace, conversion of the pellet plant to natural gas, and construction of a new stack at the pellet plant to comply with local air emissions requirements.

As part of the Tasmanian deferred purchase obligation, the Corporation is required to put in place a cash guarantee by the end of 2001. The Corporation intends to negotiate in 2001 the replacement of the cash guarantee with a general corporate undertaking.

In March, 2001 the Corporation and Duke Energy International announced of an agreement for Duke Energy to supply natural gas to the Savage River Mine. In conjunction with this agreement, the Corporation plans to convert the Mine's pellet plant furnaces from oil to cleaner burning natural gas by 2002. The conversion to gas is expected to generate energy savings of $3 million per annum.

Letpadaung Project

In May 2000, the Corporation completed its comprehensive development plan for the Letpadaung copper deposit, which will be the second phase of the Monywa copper project. The plan calls for annual production of 125,000 tonnes of cathode copper, with estimated minegate cash operating costs of $0.35 per pound over a projected 20-year mine life.

The Corporation is currently in discussions with prospective lenders respecting project financing for Letpadaung. In the first quarter of 2001 , the Corporation received, from a large Japanese trading house, a letter of intent to cover the financing and construction of the project. The capital cost of construction is estimated at $389 million. Subject to financing and government approval, copper production from Letpadaung could commence in January 2004.



4

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                                                                  [IVANHOE LOGO]

Bjornevatn Project, Norway

Subject to the successful conclusion of ongoing financing negotiations, the Corporation intends to redevelop the Bjornevatn mine, and the iron ore pellet and concentrate production facilities at Kirkenes, Norway. A 15 to 18 month period of pre-stripping and refurbishment will precede the first production and shipping of pellets. A total of approximately $37 million, including $6 million in working capital, will be required to develop the Bjornevatn Project. Ongoing project maintenance costs including loan and interest payments will average $2 to $3 million per year for the next two to three years.

Bakyrchik Mine, Kazakhstan

The Bakyrchik gold mine remained on care and maintenance throughout 2000. As part of its ongoing efforts to conserve cash, the Corporation intends to divest its interest in this project sometime in 2001 if no joint venture partners can be found.

Exploration

Exploration activities totalled $5.4 million in 2000 compared to $6.0 million in 1999. During 2000, the Corporation concentrated its efforts in Korea, Mongolia and Vietnam. By the end of 2000, the Corporation had terminated all of its exploration activities in Indonesia and Thailand. During 2001, the Corporation intends to spend a total of $2.3 million in exploration on its mineral properties located in Myanmar, Korea and Mongolia. The Corporation has a contractual commitment to spend $3.0 million prior to May 2003 exploring its Mongolia property. At the end of 2000, the Corporation had spent approximately $1 million against its $3 million commitment.

Other

In 2000, the Corporation initiated a review of its non-core investments and the Corporation intends to dispose of these investments in 2001. The investments are described in Note 9 of the Consolidated Financial Statements.

CASH RESOURCES AND LIQUIDITY

At December 31, 2000 consolidated working capital was $25.8 million including cash of $40.4 million, compared with working capital of $49.1 million and cash of $50.8 million at the end of 1999. The $10.4 million decrease in cash during 2000 was mainly the result of the following activities:

                                                                                            $ million
                                                                                            ---------
Exploration                                                                                    5.4
Mining property shut-down                                                                      2.5
Overhead charges net of interest, other income and
foreign exchange loss                                                                          2.7
Less: Cash acquired from ABM merger net of the merger acquisition costs                       (0.4)

The $23.3 million decrease in working capital is mainly attributed to the $10.4 million decrease in cash plus the $10.8 million current portion of the $23 million increase in liabilities due to the mark to market accounting at December 31, 2000 of the $130 million ABM foreign currency commitment. Reference is made to Note 22 of the Corporation's Consolidated Financials Statements for the year ended December 31, 2000.

At December 31, 2000, restrictions on the Corporation's cash balances totalled $13.0 million consisting of the Corporation's share of the S&K Mine's $20 million cash balance at December 31, 2000 (net $10 million) and a total of $3.0 million restricted by letters of credit issued by the Corporation with respect to its other mineral property assets. At December 31, 2000, of the $20 million S&K Mine's cash balance, $12.3 million is restricted to the servicing of the S&K Mine interest and loan repayments and the remainder of the balance is limited to the funding of the mine operations.



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                                                                  [IVANHOE LOGO]

OUTLOOK

2001 will be the first year in which the operations of ABM will be consolidated with those of Ivanhoe Mines. As such, 2001 earnings and operating cash flow will reflect the consolidated performance of the Ivanhoe Mines' copper and iron ore operations.

In 2001, annual copper production at the S&K Mine is expected to increase to 28,300 tonnes while the pellet and iron concentrate production at the Savage River Mine is expected to increase to 2.37 million tonnes.

Apart from production volumes, the Corporation's earnings and cash flow are directly affected by metal prices and variations in the exchange rate between the U.S. dollar and the Australian dollar and variations in U.S. interest rates. The sensitivity of the Corporation's earnings to metal prices, exchange rates and interest rates is summarized in the table below.


Earnings Sensitivity
(Based on 2001 plan, no hedging)

                                              Impact on After-Tax Earnings
                        Change                ($ in thousands)
                        ------                ----------------------------
Copper                  UScents1/lb           $       250
Iron Pellet             US$1/tonne            $     1,600
US$/AUD$                AUD $0.01             $       950
US prime                1%                    $       900

Various risks, including fluctuations in commodity prices and foreign exchange, and customer, financing and political uncertainties, can impact on the Corporation's future profitability and anticipated increases in production capacity.

In an effort to manage the risks of fluctuating metal prices and exchange rates, the Corporation engages, from time to time, in hedging transactions in respect of copper prices and the rate of exchange of the U.S. dollar relative to other currencies used by the Corporation. At December 31, 2000 the Corporation's had no copper hedging contracts outstanding.

ABM has a commitment, totalling $130 million, to sell $5 million per month of U.S. currency until February 2003 at $0.6817 per Australian dollar.

Unlike copper, iron ore is not a fungible commodity and it is therefore more affected by direct customer and producer relationships. With only a few customers, the Savage River Mine's operations could be adversely affected, in the short and medium term, by the loss of a key customer. A limited customer base is also a major risk to the S&K Mine as a substantial part of its copper production is sold, following a take or pay contract, to a single Japanese buyer. The S&K Mine's profitability could be negatively affected if economic sanctions or boycotts against trade with Myanmar were enacted in the future by major Asian countries.

The Corporation's existing cash resources are insufficient to meet all of its planned capital expenditures. The Corporation will therefore need to obtain additional funding, recruit third parties to participate in selected projects or prioritise expenditures. Insofar as factors beyond the Corporation's control may adversely affect its access to funding, there can be no assurance the any such additional funding will be available to the Corporation or, if available, that it will be on acceptable terms.

Since the majority of the Corporation's indebtedness is not at fixed interest rate, future fluctuations in interest rates will have a significant impact on the profitability of both the S&K Mine and the Savage River Mine as well as the Corporation's ability to successfully finance the Letpadaung project and re-opening the Bjornevatn mine.


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                                                                  [IVANHOE LOGO]

QUARTERLY DATA
($ in millions except per share information)

                                                             2000                                    1999
                                             --------------------------------------   ----------------------------------
                                                 Q4       Q3        Q2         Q1       Q4        Q3       Q2       Q1
                                             --------   ------    ------     ------   ------    ------   ------   ------
Revenue                                          5.7       5.3       6.2        5.3      6.0       4.2      5.6      4.9
Operating profit                                 2.2       2.3       2.9        2.6      2.5       0.7      2.3      1.7
Net Loss                                         9.3       6.5       0.7        1.4      1.8       3.6      0.8      1.5
Cash provided (used) by operations              (0.1)     (0.8)     (0.5)      (0.5)    (0.8)     (3.6)     1.7     (0.1)

Loss per share                                $ 0.12    $ 0.09    $ 0.01     $ 0.02    $0.02    $ 0.05    $0.01   $ 0.02
Operating cash (deficit) per share            $(0.00)   $(0.01)   $(0.01)    $(0.01)  $(0.01)   $(0.05)   $0.02   $(0.00)

COMPARATIVE FIGURES
($ in million except per share information)

                                                          2000       1999      1998      1997      1996      1995      1994
                                                          ----       ----      ----      ----      ----      ----      ----
Balance sheet
    Cash                                                   40.4      50.8      55.2      44.5     125.9      22.2      10.9
    Working capital                                        25.8      49.1      30.0      34.0     130.7      17.1      10.1
    Total assets                                          316.4     206.2     238.5     268.6     282.1      57.0      23.2
    Long term debt                                         75.7      37.5      40.0         -         -         -         -
    Shareholders' equity                                  177.9     154.3     160.4     223.3     277.6      50.4      22.1

Earnings and cash flow
    Revenue                                                22.5      20.6         -         -         -         -         -
    Operating profit                                       10.0       7.2         -         -         -         -         -
    Exploration                                             5.3       6.0       9.7      12.4       9.0      15.8       0.9
    Depreciation and amortization                           4.4       3.9       0.3       0.6       0.6       0.1         -
    Interest expense                                        4.5       4.2         -       0.2       0.3       0.1         -
    General and Administrative                              5.9       6.6       7.0      12.3      11.2       5.6       2.8
    Mining property shut down costs                         2.5       3.2      13.5         -         -         -         -
    Asset write down                                       13.2       0.5      43.4      90.3         -         -         -
    Net loss                                               17.9       7.6      63.1     116.9      17.3      20.8       3.3

    Cash provided (used) by operations                     (1.9)     (2.8)    (28.7)    (19.0)    (16.6)    (20.7)     (3.3)
    Investment and subsidiary acquisition                  (1.8)      0.6       6.4      73.0      72.2      17.8      11.4
    Mining property plant and equipment                     2.7       3.7      27.5      38.9      42.1       3.5       0.3

Per share
    Operations cash deficit                              $ 0.03    $ 0.04    $ 0.40    $ 0.27    $ 0.31    $ 0.58    $ 0.32
    Net loss                                             $ 0.24    $ 0.10    $ 0.88    $ 1.68    $ 0.32    $ 0.58    $ 0.32



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